FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: February 25, 2004
Commission File No.: 000-30688

NOVA MEASURING INSTRUMENTS LTD.

Building 22 Weizmann Scientific Park
Ness Ziona,
P.O.B 266
Rehovot 76100 Israel

Indicateby check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicateby check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to
12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with 12g3-2(b):N/A.

Attached hereto as Exhibit 99.1 and incorporated by way of reference herein is the Registrant’s notice regarding the convening of the Registrant’s extraordinary shareholders’ meeting (the “Meeting”) and the record date applicable to attending and voting at the Meeting.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 25, 2004	Nova Measuring Instruments Ltd. (the "Registrant") BY: /S/ Chai Toren —————————————— Chai Toren VP Finance and Operations

Exhibit Index

Exhibit 99.1: Notice regarding the convening of the Registrant’s extraordinary shareholders’ meeting (the “Meeting”) and the record date applicable to attending and voting at the Meeting.

Exhibit 99.1

Nova Measuring Instruments Ltd. announces an extraordinary shareholders' meeting shall be held on March 31, 2004

Ness Ziona, Israel, February 25, 2004 – Nova Measuring Instruments Ltd. (NASDAQ: NVMI) (the “Company”), announces that today, its Board of Directors has resolved to hold an extraordinary shareholders’ meeting (the “Meeting”) on March 31, 2004 at 17:00 (local time) at the Company’s registered offices.

Items on the agenda are as follows: (i) Approval of the Framework Employee Stock Option Plan 7, and empowerment of the Board of Directors to allocate options in accordance with the plan; and (ii) Approval of the Company’s Audit Committee and Board of Directors’ resolutions to grant options to the Company’s directors.

Shareholders of record as of the close of business on February 25, 2004 (the “Record Date”) are entitled to notice of and to vote at the Meeting.

Proxy materials will be published no later than 21 days prior to the date in which the Meeting is to be held.

About Nova: Nova Measuring Instruments Ltd. develops, designs and produces integrated process control systems in the semiconductor manufacturing industry. Nova provides a broad range of integrated process control solutions that link between different semiconductor processes and process equipment. The company’s web site is www.nova.co.il.

This press release may contain forward-looking statements, including statements related to anticipated growth rates, manufacturing capacity and tax rate. Actual results may differ materially from those projected due to a number of risks, including changes in customer demands for our products, new product offerings from our competitors, changes in or an inability to execute our business strategy, unanticipated manufacturing or supply problems, or changes in tax requirements. Nova cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading “Risk Factors” in Nova’s Form F-1 filed with the Securities and Exchange Commission on April 9, 2000. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release.